SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

YRC Worldwide Inc.
(Name of Issuer)

Common Stock, par value of $0.01 per share
(Title of Class of Securities)

984249607
(CUSIP Number)

June 19, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984249607	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Claren Road Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,549,626
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,549,626
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,626
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 984249607	13G	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is YRC Worldwide Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive office is located at 10990 Roe Avenue, Overland Park, Kansas 66211.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by the entity listed below, which is referred to herein as the "Reporting Person".

Claren Road Asset Management, LLC, a Delaware limited liability company, (the "Investment Manager") with respect to the shares of Common Stock held by each of Claren Road Credit Master Fund, Ltd., a Cayman Islands exempted company, ("Claren Road Credit Master") and Claren Road Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company ("Claren Road Credit Opportunities Master", and together with Claren Road Credit Master, the "Claren Road Funds"), to which the Investment Manager serves as investment manager, with respect to the shares of Common Stock held by the Claren Road Funds. Investment and voting decisions have been delegated to Messrs. John Eckerson, Sean Fahey, Brian Riano and Albert Marino, members of the Investment Manager.

None of the foregoing should be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of the Reporting Person is 900 Third Avenue, 29th Floor, New York, New York 10022.

Item 2(c).	CITIZENSHIP

Citizenship is set forth in Row 4 of the cover page for the Reporting Person hereto and is incorporated herein by reference.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value of $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER

984249607

CUSIP No. 984249607	13G	Page 4 of 6 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________

Item 4.	OWNERSHIP

The percentage set forth this Schedule 13G is calculated based upon the 31,265,736 shares of Common Stock issued and outstanding as of April 25, 2014 as disclosed in the Company's Quarterly Report on Form 10-Q filed on May 1, 2014.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. On the date of the event which requires the filing of this Schedule 13G, the Reporting Person may have been deemed to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 984249607	13G	Page 5 of 6 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 984249607	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: June 27, 2014

Claren Road Asset Management, LLC

/s/ Albert Marino
Name: Albert Marino
Title: COO